

02006901

...ATES
...AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Troy Financial Investment Services Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Second St
(No. and Street)

Troy NY 12180
(City) (State) (Zip Code)



RECD S.E.C.
MAR 0 1 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

518-270-331F
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG Peat Marwick
(Name — if individual, state last, first, middle name)

74 N. Pearl St Albany NY 12207
(City) (State) (Zip Code)

C...

✗ Public Accountant
...countant
...nt not resident in United States or any of its possessions.

RESIDENT MENT SERVICES

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims f... ...mption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/18/02 SS

...EC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troy Financial Investment Services Group, as of Dec 31, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Vice Pres

Title



Notary Public

FRANK SCHEU
Notary Public, State of New York
Qualified in Albany County
Reg. No. 2084674
My Commission Expires July 28, 20__

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



515 Broadway
Albany, NY 12207


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
143
WASH. D.C. SECTION

The Board of Directors
Troy Financial Investment Services Group

In planning and performing our audit of the financial statements of Troy Financial Investment Services Group (formerly known as The Family Investment Services Co., Inc.) (the "Company") (a wholly owned subsidiary of The Troy Savings Bank, which is a wholly owned subsidiary of Troy Financial Corporation), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 8, 2002

FORM X-17A-5	# FOCUS REPORT
	(Financial and Operational Combined Uniform Single Report)
	## Part II Quarterly 17a-5(a)
	INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TROY FINANCIAL INVESTMENT SERV [0013]

SEC File Number: 8- 41118 [0014]

Address of Principal Place of Business: 32 SECOND STREET [0020]

TROY [0021] NY [0022] 12180 [0023]

Firm ID: 24375 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Deborah L. Biancaniello [0030] Phone: (518) 270-3318 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes (•) [0040] No ( ) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

			Allowable	Non-Allowable	Total
1.	Cash		43,108 [0200]		43,108 [0750]
2.	Cash segregated in compliance with federal and other regulations		[0210]		0 [0760]
3.	Receivable from brokers or dealers and clearing organizations:				
	A.	Failed to deliver:			
		1. Includable in "Formula for Reserve Requirements"	[0220]		
		2. Other	[0230]		0 [0770]
	B.	Securities borrowed:			
		1. Includable in "Formula for Reserve Requirements"	[0240]		
		2. Other	[0250]		0 [0780]
	C.	Omnibus accounts:			
		1. Includable in "Formula for Reserve Requirements"	[0260]		
		2. Other	[0270]		0 [0790]
	D.	Clearing Organizations:			
		1. Includable in "Formula for Reserve Requirements"	[0280]		
		2. Other	26,545 [0290]		26,545 [0800]
	E.	Other	[0300]	[0550]	0 [0810]
4.	Receivables from customers:				
	A.	Securities accounts:			

	1.	Cash and fully secured accounts:	[0310]		
	2.	Partly secured accounts	[0320]	[0560]	
	3.	Unsecured accounts		[0570]	
B.		Commodity accounts	[0330]	[0580]	
C.		Allowance for doubtful accounts	[0335]	[0590]	0 [0820]
5.		Receivables from non-customers:			
	A.	Cash and fully secured accounts	[0340]		
	B.	Partly secured and unsecured accounts	[0350]	[0600]	0 [0830]
6.		Securities purchased under agreements to resell	[0360]	[0605]	0 [0840]
7.		Securities and spot commodities owned, at market value:			
	A.	Bankers acceptances, certificates of deposit and commercial paper	[0370]		
	B.	U.S. and Canadian Government obligations	325,531 [0380]		
	C.	State and municipal government obligations	[0390]		
	D.	Corporate obligations	[0400]		
	E.	Stocks and warrants	[0410]		
	F.	Options	[0420]		
	G.	Arbitrage	[0422]		
	H.	Other securities	56,040 [0424]		
	I.	Spot commodities	[0430]		

J.	Total inventory - includes encumbered securities of $ [0120]			381,571 [0850]
8.	Securities owned not readily marketable:			
A.	At cost [0130]			
B.	At estimated fair value	[0440]	[0610]	0 [0860]
9.	Other investments not readily marketable:			
A.	At cost [0140]			
B.	At estimated fair value	[0450]	[0620]	0 [0870]
10.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A.	Exempted securities [0150]			
B.	Other [0160]	[0460]	[0630]	0 [0880]
11.	Secured demand notes - market value of collateral:			
A.	Exempted securities [0170]			
B.	Other [0180]	[0470]	[0640]	0 [0890]
12.	Memberships in exchanges:			
A.	Owned, at market value [0190]			
B.	Owned, at cost		[0650]	
C.	Contributed for use of company, at market value		[0660]	0 [0900]

13.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
14.	Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost(net of accumulated depreciation and amortization)	[0490]	[0680]	0 [0920]
15.	Other Assets:			
A.	Dividends and interest receivables	216 [0500]	[0690]	
B.	Free shipments	[0510]	[0700]	
C.	Loans and advances	[0520]	[0710]	
D.	Miscellaneous	[0530]	13,070 [0720]	
E.	Collateral accepted under SFAS 140	[0536]		
F.	SPE Assets	[0537]		13,286 [0930]
16.	**TOTAL ASSETS**	451,440 [0540]	13,070 [0740]	464,510 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	[1030]	[1240]	0 [1460]
B. Other	[1040]	[1250]	0 [1470]
18. Securities sold under repurchase agreements		[1260]	0 [1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	0 [1490]
2. Other	[1060]	[1280]	0 [1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		0 [1510]
2. Other	[1080]	[1290]	0 [1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		0 [1530]
2. Other	[1095]	[1300]	0 [1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		0 [1550]
2. Other	[1105]	[1310]	0 [1560]
E. Other:	[1110]	[1320]	0 [1570]
20. Payable to customers:			

A. Securities accounts including free credits of [0950]	[1120]		0 [1580]
B. Commodities acccounts	[1130]	[1330]	0 [1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	0 [1600]
B. Commodities accounts	[1150]	[1350]	0 [1610]
22. Securities sold not yet purchased at market value including arbitrage of [0960]		[1360]	0 [1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		0 [1630]
B. Accounts payable	16,531 [1170]		16,531 [1640]
C. Income taxes payable	[1180]		0 [1650]
D. Deferred income taxes		[1370]	0 [1660]
E. Accrued expenses and other liabilities	38,882 [1190]		38,882 [1670]
F. Other	[1200]	[1380]	0 [1680]
G. Obligation to return securities		[1386]	0 [1686]
H. SPE Liabilities		[1387]	0 [1687]
24. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	0 [1710]

1.	from outsiders ______ [0970]			
2.	Includes equity subordination (15c3-1 (d)) of ______ [0980]			
B.	Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders ______ [0990]			
C.	Pursuant to secured demand note collateral agreements		[1420]	0 [1730]
1.	from outsiders ______ [1000]			
2.	Includes equity subordination (15c3-1 (d)) of ______ [1010]			
D.	Exchange memberships contributed for use of company at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
26.	**TOTAL LIABILITIES:**	55,413 [1230]	0 [1450]	55,413 [1760]

Ownership Equity

			Total
27.	Sole proprietorship		[1770]
28.	Partnership-limited partners	[1020]	[1780]
29.	Corporation		
A.	Preferred stock		[1791]
B.	Common stock		135,000 [1792]

	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	274,097 [1794]
	E.	Total	409,097 [1795]
	F.	Less capital stock in treasury	[1796]
30.		**TOTAL OWNERSHIP EQUITY:**	409,097 [1800]
31.		**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**	464,510 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932]	Period Ending 12/31/2001 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:				
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		8,442	[3935]
	b.	Commissions on transactions in exchange listed equity securities executed over-the-counter		7,167	[3937]
	c.	Commissions on listed options transactions			[3938]
	d.	All other securities commissions		8,813	[3939]
	e.	Total securities commissions		24,422	[3940]
2.	Gains or losses on firm securities trading accounts:				
	a.	From market making in over-the-counter equity securities			[3941]
	i.	Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]		
	b.	From trading in debt securities			[3944]
	c.	From market making in options on a national securities exchange			[3945]
	d.	From all other trading			[3949]
	e.	Total gains or (losses)		0	[3950]
3.	Gains or losses on firm securities investment accounts				
	a.	Includes realized gains (losses)	[4235]		
	b.	Includes unrealized gains (losses)	[4236]		
	c.	Total realized and unrealized gains (losses)		0	[3952]
4.	Profits or (losses) from underwriting and selling groups				[3955]
	a.	Includes underwriting income from corporate equity securities	[4237]		
5.	Margin interest				[3960]
6.	Revenue from sale of investment company shares			105,237	[3970]
7.	Fees for account supervision, investment advisory and administrative services			2,325	[3975]
8.	Revenue from research services				[3980]

32.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
33.	Cumulative effect of changes in accounting principles		[4225]
34.	Net income (loss) after Federal income taxes and extraordinary items		15,604 [4230]

MONTHLY INCOME

35.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	14,756 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B ______ [4586]

   A. Number of items ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ______ [4588]

   A. Number of items ______ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

   Yes (selected) [4584]
   No [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		[4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		[4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		[4425A]	[4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			0 [4425]	
11.	TOTAL CREDITS			0 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	[4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days	[4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	[4465]	

16. Other (List)

[4469A]	[4469B]	
[4469C]	[4469D]	
[4469E]	[4469F]	
	0 [4469]	

17.	**Aggregate debit items	0 [4470]
18.	**less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))	[4471]
19.	**TOTAL 15c3-3 DEBITS	0 [4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)		[4490]
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		[4510]
24.	Amount on deposit (or withdrawal) including	[4515]	[4520]
	value of qualified securities		
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including	[4525]	0 [4530]
	value of qualified securities		
26.	Date of deposit (MM/DD/YYYY)		[4540]

FREQUENCY OF COMPUTATION

Daily ○ Weekly ○ Monthly ⦿

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			409,097 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			409,097 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			409,097 [3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		13,070 [3540]	
	1. Additional charges for customers' and non-customers' security accounts		[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
	B. Aged fail-to-deliver		[3570]	
	1. Number of items	[3450]		
	C. Aged short security differences-less			
	reserve of	[3460]	[3580]	
	number of items	[3470]		
	D. Secured demand note deficiency		[3590]	
	E. Commodity futures contracts and spot *commodities proprietary capital charges*		[3600]	
	F. Other deductions and/or charges		[3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).		[3615]	

H.	Total deductions and/or charges		-13,070 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		396,027 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
1.	Bankers' acceptances, certificates of deposit and commerical paper	[3680]	
2.	U.S. and Canadian government obligations	3,250 [3690]	
3.	State and municipal government obligations	1,121 [3700]	
4.	Corporate obligations	[3710]	
5.	Stocks and warrants	[3720]	
6.	Options	[3730]	
7.	Arbitrage	[3732]	
8.	Other securities	[3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-4,371 [3740]
10.	Net Capital		391,656 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		3,694 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)		250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)		250,000 [3760]
14.	Excess net capital (line 10 less 13)		141,656 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		386,114 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		55,413 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
18.	Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		[3838]
19.	Total aggregate indebtedness		55,413 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	14 [3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880)	%	14 [3853]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	%	[3852]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]		

ERROR: undefined
OFFENDING COMMAND: %%%%%%%%

STACK:

1

THE FAMILY INVESTMENT SERVICES CO., INC.
STATEMENT OF CONDITION
CALENDAR YEAR 2001

A/C NUM	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
	ASSETS												
	Available For Sale												
	Bonds												
11301	AFS - US Treasury Securities	45,437	45,641	45,865	0	0	0	0	0	0	0	0	0
11314	AFS - US Govt Agency /Corp Bonds	238,466	239,487	240,535	241,583	318,935	319,877	320,819	321,762	322,704	323,646	324,589	325,531
	Total AFS - US Treasury Securities	283,903	285,128	286,400	241,583	318,935	319,877	320,819	321,762	322,704	323,646	324,589	325,531
11395	*Unreal Gain/Loss Avail Sale Securities*	0	0	0	0	0	0	0	0	0	0	0	0
	Total Securities	283,903	285,128	286,400	241,583	318,935	319,877	320,819	321,762	322,704	323,646	324,589	325,531
	Other Short Term Investments												
11580	Money Market Account	50,727	51,176	51,377	51,575	50,398	50,566	50,724	50,813	50,938	51,042	51,140	51,161
11581	Other Investments	31,905	30,459	30,578	76,772	243	253	2,555	2,559	2,566	2,571	2,577	4,879
	Total Other S/T Invest	82,632	81,635	81,954	128,347	50,641	50,819	53,279	53,373	53,503	53,613	53,717	56,040
	Total Revenue From Earning Assets	366,535	366,763	368,354	369,929	369,575	370,696	374,098	375,134	376,207	377,259	378,306	381,571
	Due From Banks												
12101	Cash in Bank - Payroll	2,146	17,075	14,585	5,561	8,831	1,540	6,888	1,162	6,224	15,184	11,540	7,941
12102	Cash in Bank - Oper A/C	42,085	32,332	45,219	58,131	34,117	19,992	11,259	15,849	40,720	17,210	73,770	35,166
12103	Cash in Bank Customer Reserve	1	1	1	1	1	1	1	1	1	1	1	1
12108	Non-Qualified Pension Funds	0	0	0	0	0	0	0	0	0	0	0	0
12121	Due from TSB / Fam Inv	327	3,685	0	0	0	0	0	0	0	0	0	0
	Total Cash & Due From Banks	44,559	53,093	59,805	63,694	42,949	21,533	18,147	17,012	46,946	32,394	85,311	43,108
	Fixed Assets												
13401	Furniture & Fixtures	0	0	0	0	0	0	0	0	0	0	0	0
	Total Fixed Assets	0	0	0	0	0	0	0	0	0	0	0	0
	Other Non-Earning Assets												
	Prepaid Expenses												
14401	Prepaid Insurance	5,537	5,246	4,955	4,664	4,373	4,081	3,790	3,499	3,208	4,576	4,285	4,572
14490	Prepaid Other	0	0	0	0	0	0	0	0	0	0	0	0
	Total Prepaid Expenses	5,537	5,246	4,955	4,664	4,373	4,081	3,790	3,499	3,208	4,576	4,285	4,572

THE FAMILY INVESTMENT SERVICES CO., INC.
STATEMENT OF CONDITION
CALENDAR YEAR 2001

A/C NUM	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
	Accounts Receivable												
14803	A/R Securities	0	0	0	0	0	0	0	0	0	0	0	0
14820	A/R Dbl Reimbursement	0	0	0	0	0	0	0	0	0	0	0	0
14840	A/R SBLI	0	0	0	0	0	0	0	0	0	0	0	0
14850	A/R Special Cust Reserve	0	0	0	0	0	0	0	0	0	0	0	0
14888	A/R Trust	1,775	2,071	2,367	2,663	2,959	3,255	3,551	3,847	0	296	592	1,388
14890	A/R Misc	0	0	0	0	0	0	0	0	0	0	0	0
14892	A/R Deposits	576	0	0	0	0	0	0	0	0	0	0	467
14895	A/R S.G. Cowen	0	0	0	0	0	0	0	0	0	0	0	0
14896	A/R Bank of New York	19,665	6,993	10,006	7,609	10,513	21,350	13,191	21,355	14,276	36,842	14,437	26,545
14897	A/R Troy Savings Bank	0	0	0	0	0	0	0	0	0	0	0	0
	Total Accounts Receivable	22,016	9,064	12,373	10,272	13,472	24,605	16,741	25,202	14,276	37,137	15,029	28,399
15248	AIR Other S/T Investments	245	0	0	0	0	0	0	0	0	0	0	0
15260	AIR AFS - Bonds	0	0	0	0	2,122	2,504	597	979	1,360	1,828	2,122	216
	Total Accrued Interest Receivable	245	0	0	0	2,122	2,504	597	979	1,360	1,828	2,122	216
16060	Deferred Tax	0	0	0	0	0	0	0	0	0	0	0	0
	Total Deferred Tax Asset	0	0	0	0	0	0	0	0	0	0	0	0
16085	Other Assets	0	0	0	0	0	0	0	0	0	40,000	0	0
	Total Other Assets	245	0	0	0	2,122	2,504	597	979	1,360	41,828	2,122	216
	Total Non-Earning Assets	27,797	14,310	17,327	14,936	19,967	31,190	21,129	29,680	18,844	83,542	21,437	33,187
	TOTAL ASSETS	438,891	434,166	445,487	448,559	432,491	423,419	413,374	421,826	441,997	493,196	485,053	457,867
	LIABILITIES												
	Borrowed Funds												
20993	Loan Payable - TSB	0	0	0	0	0	0	0	0	0	0	0	0
	Total Loans Payable	0	0	0	0	0	0	0	0	0	0	0	0
	Other Liabilities												
	Payroll Withholdings												
22001	Payroll W/H - Fed Tax	0	0	0	0	0	0	0	0	0	0	0	0
22002	Payroll W/H - State Tax	0	0	0	0	0	0	0	0	0	0	0	0
22003	Payroll W/H - FICA	0	0	0	0	0	(0)	0	0	0	0	0	0
22004	Payroll W/H - United Fund	0	0	0	0	0	0	0	0	0	0	0	0
22005	Payroll W/H - CHP	0	0	0	0	0	0	0	0	0	0	0	0
22006	Payroll W/H - MISC	0	0	0	0	0	0	0	0	0	0	0	0
22007	Payroll W/H - Grp Acc Ins	0	0	0	0	0	0	0	0	0	0	0	0
22080	Flex Day Care	0	0	0	0	0	0	0	0	0	0	0	0
22010	Payroll W/H - Emplyee 401K	0	0	0	0	0	0	0	0	0	0	0	0
	Total Payroll W/H	0	0	0	0	0	(0)	0	0	0	0	0	0
	Accounts Payable												
22470	Accounts Payable TSB	17,117	12,950	10,956	18,272	26,825	12,306	17,118	13,640	34,436	35,038	51,659	16,468
22490	A/P Misc	63	63	63	63	63	63	63	63	63	41,100	63	63
	Total Accounts Payable	17,179	13,012	11,019	18,334	26,888	12,368	17,181	13,703	34,499	76,138	51,722	16,531

THE FAMILY INVESTMENT SERVICES CO., INC.
STATEMENT OF CONDITION
CALENDAR YEAR 2001

A/C NUM	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
	Accrued Expense												
23003	Accrued Exp State Tax	(4,375)	(4,596)	73	792	(2,353)	(3,244)	(3,591)	(3,038)	(4,014)	(3,336)	(2,838)	(1,497)
23004	Accrued Exp Federal Tax	(15,148)	(15,909)	251	2,723	(8,090)	(11,153)	(12,346)	(10,442)	(13,798)	(11,469)	(9,756)	(5,146)
23010	Accrued Expense Salary	11,710	13,209	13,209	174	9,700	24,250	12,447	17,427	26,908	28,260	39,133	29,782
23090	Accrued Expense Other	7,400	8,100	100	900	1,700	2,500	3,300	4,100	4,900	5,700	6,500	9,100
	Total Accrued Expense	(413)	804	13,632	4,589	957	12,352	(190)	8,047	13,996	19,155	33,040	32,239
23511	AIP TSB Loan	0	0	0	0	0	0	0	0	0	0	0	0
	Total Other Liabilities	16,766	13,816	24,651	22,923	27,845	24,720	16,991	21,750	48,495	95,293	84,761	48,770
	TOTAL LIABILITIES	16,766	13,816	24,651	22,923	27,845	24,720	16,991	21,750	48,495	95,293	84,761	48,770
SURPLUS													
30100	Capital Stock	135,000	135,000	135,000	135,000	135,000	135,000	135,000	135,000	135,000	135,000	135,000	135,000
30104	Retained Earnings	279,867	279,867	279,867	279,867	279,867	279,867	279,867	279,867	279,867	258,503	258,503	258,503
30105	Cash Dividends - Paid								0	0	0	0	0
30120	Unreal Gain/Loss Avail Sale Securities	0	0	0	0	0	0	0	0	0	0	0	0
39998	Current Year Profit	7,258	5,482	5,968	10,768	(10,221)	(16,169)	(18,484)	(14,791)	(21,365)	4,400	6,789	15,594
	TOTAL SURPLUS	422,125	420,349	420,836	425,635	404,646	398,699	396,384	400,076	393,503	397,903	400,292	409,097
	TOTAL LIABILITY & SURPLUS	438,891	434,166	445,487	448,559	432,491	423,419	413,374	421,826	441,997	493,196	485,053	457,867

FAMILY INVESTMENT SERVICES CO., INC.
MONTHLY STATEMENT OF INCOME
FOR CALENDAR YEAR DECEMBER 2001

A/C	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
OTHER S/T INVESTMENT INCOME														
45101	AFS- Inc US Treasury	754	204	224	135	0	0	0	0	0	0	0	0	1,317
45206	AFS- Inc US Govt Agency	1,076	1,021	1,048	1,048	1,314	1,324	1,324	1,324	1,324	1,324	1,324	1,324	14,772
45302	**AFS- Inc Tax Exempt Muni**	0	0	0	0	0	0	0	0	0	0	0	0	0
45780	Income - MMDA	972	204	200	199	187	168	157	90	125	104	98	21	2,526
45781	Income - Misc	(662)	355	119	194	(31)	10	14	4	6	5	6	15	36
	Total Other S/T Inv Income	2,140	1,784	1,592	1,575	1,470	1,502	1,495	1,418	1,454	1,433	1,428	1,359	18,651
50822	Int Exp - TSB Loan	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTAL COST OF FUNDS	0	0	0	0	0	0	0	0	0	0	0	0	0
	NET INTEREST MARGIN	2,140	1,784	1,592	1,575	1,470	1,502	1,495	1,418	1,454	1,433	1,428	1,359	18,651
NET REV FROM EARNING ASSETS		2,140	1,784	1,592	1,575	1,470	1,502	1,495	1,418	1,454	1,433	1,428	1,359	18,651
OTHER INCOME														
	Other S/C's & Fees													
46401	Commission Income - TSB	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	0	0	0	18,000
46404	Commission Income - S.G. Cowen	0	0	0	0	0	0	0	0	0	0	0	0	0
46405	Commission Income - 1st Alb	0	0	0	0	0	0	0	0	0	0	0	0	0
46406	Commission Income - Bank of NY	23,147	10,037	14,226	14,411	14,386	26,282	17,384	23,951	16,579	47,391	22,050	32,220	262,063
46407	Commission Income - Amer Fund	0	0	0	0	0	0	0	0	0	73	99	121	293
46409	Commission Income - Misc	3,495	20	28	(391)	1,677	25	664	626	1,121	3,969	10,749	1,087	23,070
46410	Commission Income - Sierra	5,211	1,739	1,569	1,642	1,580	1,702	1,544	1,563	1,544	1,405	1,451	1,417	22,366
46411	Commission Income - Hartford	109	0	0	0	0	0	0	0	0	0	0	0	109
46412	Commission Income - Pioneer	316	253	186	551	183	103	957	2,536	34	(1,346)	2,596	47	6,416
46413	Commission Income - Putnam Fin	3,380	112	722	4,023	1,648	238	5,503	1,297	745	3,235	1,155	446	22,504
46415	Commission Income - Eaton Vance	439	300	0	300	0	9	775	3	60	488	12	13	2,397
46416	Commission Income - State St	0	0	0	0	0	0	0	0	0	0	0	0	0
46417	Commission Income - Kemper	543	47	119	549	78	24	94	163	95	150	25	222	2,109
46418	Commission Income - Oppenheimer	805	1,610	1,616	3,579	1,936	1,965	2,155	1,648	1,392	5,796	5,195	5,049	32,745
46419	Commission Income - Franklin	81	88	6	79	102	3	85	115	2	82	109	2	754
46421	Investment Advisory Fees	2,455	0	0	2,409	0	0	0	0	2,419	2,325	0	0	9,607
46422	Commission Income - Federated	0	56	97	0	149	0	0	2,556	0	264	151	0	3,273
46423	Customer Trans Fees	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total S/C's & Fees	41,981	16,261	20,569	29,152	23,738	32,349	31,163	36,458	25,990	63,832	43,592	40,623	405,707
	Other Income													
46801	**Profit on Sale of Bonds**	0	0	0	0	0	0	0	0	0	0	0	0	0
47117	Income Misc	746	7,462	991	1,012	1,315	1,091	1,183	2,370	2,456	1,141	1,160	1,286	22,214

FAMILY INVESTMENT SERVICES CO., INC.
MONTHLY STATEMENT OF INCOME
FOR CALENDAR YEAR DECEMBER 2001

A/C	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
47135	Canadian Currency Exchange	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total Other	746	7,462	991	1,012	1,315	1,091	1,183	2,370	2,456	1,141	1,160	1,286	22,214
	Total Other Income	42,727	23,723	21,560	30,164	25,053	33,440	32,346	38,828	28,446	64,973	44,752	41,910	427,921
	OTHER EXPENSES													
	Salaries													
51000	TSB Allocation	0	0	0	0	0	0	0	0	0	0	0	0	0
51001	Officers' Salaries	3,077	3,077	4,046	3,169	4,754	3,169	2,546	3,169	3,169	4,754	3,819	3,269	42,019
51003	Exempt Non-Officer	4,394	4,394	4,394	4,761	9,375	8,861	10,887	9,791	10,737	15,667	10,264	10,628	104,153
51009	Overtime Salaries	0	0	0	0	0	0	0	0	0	0	0	0	0
51014	Commissions Paid	9,992	7,325	0	1,404	0	12,550	750	2,980	7,481	14,995	8,873	2,649	69,000
51070	Bonuses Paid	0	0	0	0	31,570	2,000	2,000	2,000	2,000	2,000	2,000	(12,000)	31,570
	Total Salaries Expense	17,463	14,796	8,440	9,335	45,699	26,580	16,183	17,940	23,387	37,416	24,957	4,546	246,742
	Employee Benefits													
51118	Workman's Comp	30	30	30	30	31	31	31	54	54	54	54	54	481
51120	Group Life Ins	110	110	55	83	83	72	72	72	89	138	138	138	1,159
51124	BC, Lawrence Health Group	916	916	916	916	664	866	866	866	1,226	1,587	1,587	1,587	12,913
51126	Dental Ins	95	95	95	95	95	95	95	95	95	95	95	95	1,134
51128	LTD	29	29	29	29	30	30	30	30	30	30	30	30	356
51131	NY St Dbl	13	13	13	13	(40)	2	2	4	4	4	4	4	37
51133	Pension Contr	143	143	143	143	1,381	250	250	250	250	250	250	250	3,703
51137	Pension Admin Costs	36	36	36	36	252	54	54	54	54	54	54	54	775
51140	Medical Stop Loss Prem	0	0	0	0	0	0	384	55	77	99	99	99	813
51141	Medical - Admin Costs	89	89	89	89	(357)	0	625	89	126	164	164	164	1,331
51142	HCR Pool	0	0	0	0	0	0	0	0	0	0	0	0	0
51143	Dental - Admin Costs	6	6	6	6	6	6	6	6	6	6	6	6	74
51152	Sec 125 Admin Costs - Med	0	0	0	0	0	0	0	0	3	7	7	7	23
51156	FICA	1,560	980	609	1,676	2,712	885	2,104	955	986	2,556	932	919	16,876
51158	Unempl Tax - Fed	121	47	0	0	22	30	50	41	32	3	0	0	345
51160	Unempl Tax - State	980	485	14	(51)	151	209	348	295	320	170	0	0	2,921
51163	401K Match	0	0	0	0	0	0	0	0	0	0	0	0	0
51165	401K Admin Costs	12	12	12	12	82	18	18	18	18	18	18	18	253
	Total Employees Benefits	4,139	2,992	2,046	3,076	5,111	2,548	4,934	2,884	3,370	5,234	3,436	3,424	43,194
	Net Occupancy													
52004	Jan Supplies	0	0	0	0	0	0	0	0	0	0	0	0	0
52005	Heat, Light, Water	0	0	0	0	0	0	0	0	0	0	0	0	0
52006	Bldg. Supplies	0	0	0	0	0	0	0	0	0	0	0	0	0

FAMILY INVESTMENT SERVICES CO., INC.
MONTHLY STATEMENT OF INCOME
FOR CALENDAR YEAR DECEMBER 2001

A/C	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
52007	R/E Taxes	0	0	0	0	0	0	0	0	0	0	0	0	0
52010	Cont Bldgs & Grds Mnt	0	0	0	0	0	0	0	0	0	0	0	0	0
52011	Bldg Maint Agreements	0	0	0	0	0	0	0	0	0	0	0	0	0
52023	Occupancy Allocation	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	13,368
	Net Occupancy	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	1,114	13,368
	Furniture & Fixtures													
52105	Mach Mnt	0	65	32	32	32	32	32	32	32	32	32	32	389
52107	Equip Rental	0	0	0	0	0	0	0	0	0	0	0	0	0
52112	Furn & Equip Expense	470	470	470	470	470	678	678	678	486	486	652	486	6,495
52113	Furn & Equip Expense - non eliminated	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total F & F Exp	470	535	503	503	503	710	710	710	519	519	684	519	6,884
	Advertising													
53205	Pub Relations	0	0	0	0	0	0	0	0	0	0	148	250	398
53212	Promotions	0	0	0	0	0	0	0	0	0	0	0	110	110
53242	Other ADv	0	0	0	0	0	0	0	16	16	16	16	16	78
53244	Misc Adv-Fam Adv	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total Advertising	0	0	0	0	0	0	0	16	16	16	164	376	586
54022	General Insurance	138	138	138	138	138	138	138	138	138	138	138	202	1,723
	Professional Services													
54024	Legal	0	0	0	0	0	0	0	0	0	0	0	250	250
54026	Audits and A/C Service Fees	700	700	800	800	800	800	800	800	800	800	800	2,600	11,200
54033	Consulting Fees	0	0	0	0	0	0	0	0	0	0	0	0	0
54037	Other Prof Svc	0	0	0	0	0	2,100	0	0	0	0	0	0	2,100
	Total Professional Service	700	700	800	800	800	2,900	800	800	800	800	800	2,850	13,550
	Computer Exp													
55114	Data Communications	0	0	0	0	0	0	0	250	288	0	0	0	538
55123	Other Computer Exp	0	0	0	0	0	0	1,185	0	0	969	0	0	2,154
	Total Computer Expense	0	0	0	0	0	0	1,185	250	288	969	0	0	2,691
	Education Expenses													
58530	AIB	0	0	1,255	0	0	0	0	190	0	0	0	0	1,445
58532	College Tuition Reimbursement	0	0	0	0	0	0	0	0	0	0	0	0	0
58534	Education	0	0	0	175	0	0	275	0	333	496	0	42	1,320
	Total Education Expense	0	0	1,255	175	0	0	275	190	333	496	0	42	2,765

FAMILY INVESTMENT SERVICES CO., INC.
MONTHLY STATEMENT OF INCOME
FOR CALENDAR YEAR DECEMBER 2001

A/C	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
	Other Expense													
59005	Computer Software	0	0	0	0	0	570	46	0	0	0	0	0	616
59011	TSB Corp. Service Fees	2,018	2,018	2,036	2,024	2,024	2,024	2,024	2,024	2,024	2,024	0	4,048	24,288
59014	Membership & Dues	0	600	0	0	0	0	0	0	0	200	1,810	111	2,721
59016	Printing Exp	549	0	0	548	61	22	1,022	66	576	1,539	79	25	4,487
59018	Postage Exp	0	0	0	0	162	0	0	0	162	0	0	0	324
59019	License Fee	0	0	0	0	100	1,155	140	0	1,000	0	0	0	2,395
59024	Express Service	151	171	143	254	120	482	153	459	186	955	157	75	3,305
59031	Duplication Exp	0	0	0	0	0	0	0	0	0	0	0	0	0
59033	Off Supplies	136	9	2	62	382	130	288	61	354	296	339	190	2,248
59035	Books & Subscript	894	413	0	0	306	0	1,375	0	0	433	0	(985)	2,437
59037	Tele Exp	0	0	0	0	0	912	397	644	547	495	488	406	3,889
59041	Lodging, Travel	0	0	512	124	0	8	22	676	411	186	695	1,175	3,810
59042	Meals	0	0	0	0	0	0	0	4	119	45	62	174	404
59044	Entertainment	0	0	0	0	0	0	0	0	0	0	0	0	0
59046	Business & Prof'l Meetings	0	0	0	0	0	0	0	0	0	0	618	0	618
59048	Flowers & Decorations	0	0	0	0	0	0	0	9	0	0	0	0	9
59050	Customer Relations	0	20	0	0	0	0	0	0	0	0	0	0	20
59051	Employee Functions & Awards	0	0	0	0	0	0	0	0	0	0	0	0	0
59063	Sales Tax	0	0	0	0	0	0	0	0	95	0	0	78	172
59067	Payroll Service	110	306	148	258	192	157	199	212	265	257	151	330	2,585
59078	Temp Help	0	0	0	0	0	0	0	0	0	0	0	0	0
59080	Kitchen Expense	0	0	0	0	0	0	0	0	0	0	0	0	0
59150	Organizational Costs	0	0	0	0	0	0	0	0	0	0	0	0	0
59152	Employee Referral	0	0	0	0	0	0	0	0	0	0	0	0	0
59154	Quote Service Charges	2,666	2,036	1,618	1,618	1,870	1,847	2,716	520	3,371	2,499	2,500	3,629	26,890
59155	Filing Fees	150	0	0	9	0	0	0	0	0	0	0	0	159
59156	Clearing Charges	2,894	2,368	3,537	3,653	2,836	3,498	3,900	5,301	1,582	3,294	3,313	4,141	40,316
59158	Errors and Ommissions	0	0	0	0	0	0	0	0	0	0	0	0	0
59175	Misc Charges	2	0	0	6	2	0	0	2	74	0	0	1,970	2,056
59179	Misc Op Exp	50	50	50	50	50	50	75	75	75	75	75	75	750
	Total Other Expense	9,621	7,990	8,046	8,606	8,105	10,855	12,356	10,053	10,841	12,298	10,286	15,442	124,499
	Total NonInterest Expense	33,645	28,265	22,342	23,747	61,470	44,845	37,696	34,095	40,806	58,999	41,579	28,514	456,002
	Income Before Taxes	11,222	(2,758)	810	7,992	(34,947)	(9,903)	(3,855)	6,150	(10,906)	7,407	4,601	14,755	(9,431)
	Income Taxes													
59910	State Franch Tax - Current	1,010	(221)	73	719	(3,145)	(891)	(347)	554	(976)	678	498	1,341	(708)
59930	Federal Income Tax - Current	3,472	(760)	251	2,473	(10,813)	(3,064)	(1,193)	1,904	(3,356)	2,330	1,713	4,609	(2,434)
	Total Tax Expense	4,482	(982)	323	3,192	(13,958)	(3,955)	(1,540)	2,457	(4,332)	3,008	2,211	5,950	(3,142)

FAMILY INVESTMENT SERVICES CO., INC.
MONTHLY STATEMENT OF INCOME
FOR CALENDAR YEAR DECEMBER 2001

A/C	TITLE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
Net Income		6,740	(1,776)	486	4,800	(20,989)	(5,948)	(2,315)	3,693	(6,574)	4,400	2,389	8,805	(6,288)




SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
143
WASH. D.C. SECTION

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary
of The Troy Savings Bank,
which is a wholly owned subsidiary
of Troy Financial Corporation)

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)

Financial Statements and Schedules

December 31, 2001 and 2000

Table of Contents



515 Broadway
Albany, NY 12207

Independent Auditors' Report

The Board of Directors
Troy Financial Investment Services Group

We have audited the accompanying statements of financial condition of Troy Financial Investment Services Group (formerly known as The Family Investment Services Co., Inc.) (a wholly owned subsidiary of The Troy Savings Bank, which is a wholly owned subsidiary of Troy Financial Corporation) (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 8, 2002



TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of The Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
143
WASH. D.C. SECTION

Statements of Financial Condition

December 31, 2001 and 2000

		2001	2000
Assets			
Cash in banks	$	43,108	34,009
Money market investments		56,040	50,000
Cash and cash equivalents		99,148	84,009
Securities owned, at estimated fair value (note 2)		325,531	45,217
Securities matured, pending settlement (note 2)		—	256,338
Accrued income receivable		26,761	28,923
Prepaid income taxes		6,643	24,006
Other assets		6,427	9,175
Total assets	$	464,510	447,668
Liabilities and Stockholder's Equity			
Accounts payable - The Troy Savings Bank (note 3)		16,468	9,290
Accrued expenses and other liabilities		38,945	22,992
		55,413	32,282
Commitments and contingent liabilities (note 8)			
Stockholder's equity (note 7):			
Common stock, no par value; 250 shares authorized; 135 shares issued and outstanding in 2001 and 2000		135,000	135,000
Retained earnings		274,097	280,386
		409,097	415,386
Total liabilities and stockholder's equity	$	464,510	447,668

See accompanying notes to financial statements.

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of The Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)

Statements of Operations

For the years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Commissions	$	378,099	269,705
Related party fee income (note 3)		18,000	24,000
Interest income		18,651	17,323
Other income		31,821	25,281
		446,571	336,309
Expenses:			
Employee compensation and benefits (notes 3 and 5)		314,224	201,553
Clearing broker charges		40,316	58,554
Professional fees		13,550	11,698
Occupancy and equipment		20,252	18,940
Other operating expenses (note 4)		67,661	49,874
		456,003	340,619
Loss before income tax benefit		(9,432)	(4,310)
Income tax benefit (note 6)		(3,143)	(1,642)
Net loss	$	(6,289)	(2,668)

See accompanying notes to financial statements.

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of The Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)

Statements of Changes in Stockholder's Equity

For the years ended December 31, 2001 and 2000

		Common Stock	Retained Earnings	Total
Balance, December 31, 1999	$	135,000	283,054	418,054
Net loss		—	(2,668)	(2,668)
Balance, December 31, 2000		135,000	280,386	415,386
Net loss		—	(6,289)	(6,289)
Balance, December 31, 2001	$	135,000	274,097	409,097

See accompanying notes to financial statements.

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of the Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)

Statements of Cash Flows

For the years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net loss	$	(6,289)	(2,668)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Net gain on sales of securities owned		—	(2,350)
Accretion of discount on securities owned		(12,377)	(1,889)
Purchases of securities owned		(313,937)	(956,328)
Proceeds from sales of securities owned		—	1,069,350
Maturities of securities owned		46,000	45,000
Proceeds from securities matured, pending settlement		256,338	—
Decrease (increase) in accrued income receivable		2,162	(7,265)
Decrease (increase) in prepaid income taxes		17,363	(1,642)
Decrease (increase) in other assets		2,748	(5,911)
Increase (decrease) in accounts payable - The Troy Savings Bank		7,178	(14,430)
Increase (decrease) in accrued expenses and other liabilities		15,953	(8,057)
Net cash provided by operating activities		15,139	113,810
Cash flows from financing activities:			
Repayments on loan payable - The Troy Savings Bank		—	(150,177)
Net increase (decrease) in cash and cash equivalents		15,139	(36,367)
Cash and cash equivalents at beginning of year		84,009	120,376
Cash and cash equivalents at end of year	$	99,148	84,009
Supplemental disclosures of cash flow information:			
Cash paid to (received from) parent during the year for:			
Interest	$	—	3,421
Income taxes	$	(20,506)	—
Transfer of securities from securities owned to securities matured, pending settlement	$	—	256,338

See accompanying notes to financial statements.

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of The Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization and Significant Accounting Policies

(a) Organization

Troy Financial Investment Services Group (formerly known as The Family Investment Services Co., Inc.) (the "Company") is a wholly owned subsidiary of The Troy Savings Bank (the "Bank"), which is a wholly owned subsidiary of Troy Financial Corporation (the "Holding Company"). The Company was formed for the purpose of engaging in securities services including brokerage and investment advice. The Company is a fully disclosed broker. Securities services offered to customers include buying or selling shares of stock, investment company shares and interests, bonds, mortgages, debentures, notes and other securities.

(b) Revenue Recognition

Commission revenue is recognized when services are rendered. Interest income is recorded on the accrual basis.

(c) Income Taxes

The Company is included in the consolidated Federal and state income tax returns filed by the Holding Company. The Holding Company charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. The tax benefit allocated to the Company in 2001 and 2000 was computed at the combined Federal and state statutory tax rate applicable to the Holding Company's consolidated tax group.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and money market investments.

(e) Securities Owned

Securities owned are carried at estimated fair value. Gains and losses on the disposition of securities owned are based on the net proceeds and the amortized cost of the securities, using the specific identification method. Securities transactions are recorded on a trade date basis.

(f) Customer Transactions

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the broker-dealer. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Reclassifications

Amounts in the prior year's financial statements are reclassified whenever necessary to conform with the current year's presentation.

(2) Securities Owned

Securities owned at December 31, 2001 consisted of debt securities issued by Farmer Mac and the Federal Home Loan Bank of New York. All debt securities at December 31, 2001 mature in 2002.

Securities owned at December 31, 2000 consisted of a U.S. Treasury bill, which matured on April 19, 2001.

Securities matured, pending settlement at December 31, 2000 represented matured bond anticipation notes issued by the Town of Coeymans, Albany County, New York. The proceeds from maturity were received by the Company in January 2001.

(3) Related Party Transactions

During 2000 and through September 2001, the Bank paid the Company $2,000 per month based on general services (i.e. the availability of brokerage services to Bank customers) rendered in that month to the Bank based on an agreement between the Company and the Bank. These payments were recorded as related party fee income. Currently, the Company does not pay the Bank any commissions or other fees related to business generated from Bank locations.

The Company reimburses the Bank for accounting services, occupancy and equipment expenses and other costs based upon an allocation agreement between the Company and the Bank. These expenses amounted to approximately $50,000 and $45,000 in 2001 and 2000, respectively. In the opinion of management, the expenses allocated to the Company approximate the actual cost incurred. At December 31, 2001 and 2000, the Company owed the Bank $16,468 and $9,290, respectively, for such expenses and for other items paid by the Bank on behalf of the Company.

See also notes 1, 5 and 6.

(4) Other Operating Expenses

Other operating expenses for the years ended December 31, 2001 and 2000 consisted of the following:

		2001	2000
Quote service charges	$	26,890	22,997
Printing, postage and duplication		8,116	6,811
Dues and subscriptions		5,158	2,781
Other		27,497	17,285
	$	67,661	49,874

(5) Pension Benefits

The Company's employees are covered under the Retirement Plan of The Troy Savings Bank in RSI Retirement Trust. The Company's expenses related to this plan (including administrative expenses) were approximately $4,500 and $2,200 for the years ended December 31, 2001 and 2000, respectively.

(6) Income Taxes

A summary of the components of income tax benefit for the years ended December 31, 2001 and 2000 is as follows:

		2001	2000
Federal	$	(2,358)	(1,312)
State		(785)	(330)
	$	(3,143)	(1,642)

The effective tax rate of (33.3)% and (38.1)% for the years ended December 31, 2001 and 2000, respectively, differed from the statutory Federal income tax rate for the following reasons:

	2001	2000
Statutory tax rate	(34.0)%	(34.0)%
Non-deductible expenses	6.2	1.0
State income taxes, net of Federal impact	(5.5)	(5.1)
Effective tax rate	(33.3)%	(38.1)%

(Continued)

The Company does not record the tax effect of graduated Federal income tax rates because the Company is included in the Holding Company's consolidated tax return and the graduated rates do not apply on a consolidated basis. The Company has no items that would be considered temporary differences under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital, as defined, of $391,651, which was $141,651 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.0 at December 31, 2001.

(8) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1(a) to the financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions including the proper safeguarding and transfer of customer-owned securities. As of December 31, 2001 and 2000, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) Litigation

Management of the Company, after consultation with legal counsel, believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition or results of operations.

(9) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. SFAS No. 107 defines fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

At December 31, 2001 and 2000, the fair value of each of the Company's financial instruments approximated its carrying value.

Schedule 1

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of The Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2001

Net Capital		
Total stockholder's equity qualified for net capital	$	409,097
Deductions and/or charges:		
Non-allowable assets:		
Prepaid income taxes		(6,643)
Other assets		(6,427)
		(13,070)
Net capital before haircut on securities positions		396,027
Haircut on money market investments		(1,121)
Haircut on securities of U.S. government agencies		(3,255)
Net capital	$	391,651
Aggregate Indebtedness		
Items included in the statements of financial condition:		
Accounts payable - The Troy Savings Bank		16,468
Accrued expenses and other liabilities		38,945
Total aggregate indebtedness	$	55,413
Computation of Basic Net Capital Requirement		
6-2/3% of aggregate indebtedness		3,694
Minimum net capital requirement		250,000
Excess net capital over minimum net capital requirement		141,651
Excess net capital at 1000%*		386,110

* Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There is no material difference between the Company's computation of net capital as filed in the Form X-17A-5 (FOCUS Report filed quarterly by the Company) and the above schedule as of December 31, 2001.

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of The Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

Credit balances	$	—
Debit balances		—
Reserve computation:		
Excess of total debits over total credits		—
Required deposit	$	NONE

Note: There is no material difference between the Company's computations of reserve requirements as filed in the Form X-17A-5 (FOCUS report filed quarterly by the Company) and the above schedule.

Schedule 3

TROY FINANCIAL INVESTMENT SERVICES GROUP
(formerly known as The Family Investment Services Co., Inc.)
(a wholly owned subsidiary of The Troy Savings Bank,
which is a wholly owned subsidiary of Troy Financial Corporation)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

For the year ended December 31, 2001, the Company was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, as all customer transactions were cleared on a fully disclosed basis with a clearing broker-dealer. All customer funds and securities were transmitted to the clearing broker-dealer, which carries all of the accounts of such customers.